

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Oliver Peoples
President & Chief Executive Officer
YIELD10 BIOSCIENCE, INC.
19 Presidential Way
Woburn, Massachusetts 01801

> **Re: YIELD10 BIOSCIENCE, INC.**
> **Registration Statement on Form S-1**
> **Filed July 14, 2023**
> **File No. 333-273240**

Dear Oliver Peoples:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Ansart at 202-551-4511 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Industrial Applications and
                                   Services

cc: Megan Gates